No. 17/06

IAMGOLD Third Quarter Activity Report

Toronto, Ontario, October 30, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to report the operating activities for the third quarter ended September 31, 2006 in accordance with ASX Listing Rule 5.1. Third quarter financial results will be released on Friday November 10, 2006. The company’s senior management will host a conference call on Friday November 10, 2006 at 11:00 am (EST) to discuss financial results.

To participate in the conference call:

Via telephone:
Local:	416-695-5259
N.A. Toll Free:	1-877-888-4210
Australia Toll Free:	1-800-4222-8835

Or via audio cast @ www.iamgold.com

Third Quarter Highlights:

•	Announcement of the Cambior transaction
•	Gold production of 140,270 ozs
•	Increase the Quimsacocha resource by over 20%
•	Increase the confidence category of resources at Buckreef.

Mine Production and Development

Production at all 5 operating properties, Sadiola and Yatela mines in Mali, Tarkwa and Damang mines in Ghana and Mupane mine in Botswana, totalled 140,270 ounces of gold in the quarter.

At Sadiola, optimization work on the Deep Sulphide project continued through the third quarter to determine the viability of this deposit. Results should be available before the end of the year.

At Quimsacocha, an updated independent resource calculation was released on September 27, 2006, announcing an increase in the measured and indicated resource from 2.8 million ounces to 3.4 million ounces.

At the Buckreef project, resources were also updated, increasing the indicated portion of the resource by 28%. The overall resource remained unchanged.

At Tarkwa, work to determine the feasibility of the 2nd phase mill expansion continues with a decision expected by year end.

Exploration Activity

At Buckreef, there were up to 3 drill rigs on site throughout the quarter continuing the infill drilling program and testing various targets within the tenement.

There were 3 drill rigs on site at Quimsacocha during July and August completing 90% of the infill drilling program on the known resource. Work in September was focused on furthering other aspects of the project while awaiting approval on various studies. Approval was granted and drill rigs resumed drilling in late September.

Work also continued on various other exploration projects in Senegal, Argentina and Brazil.

Corporate Activity

On September 14, 2006 IAMGOLD announced a structured Plan of Arrangement with Cambior Inc. Under this arrangement, Cambior shareholders will receive 0.42 IAMGOLD shares for each Cambior share. This $3 billion transaction will create the tenth largest publicly traded primary gold producer in the world. Cambior’s shareholders will vote on the Plan of Arrangement on November 7th, 2006. Upon approval, the scheduled closing of this transaction is November 8, 2006.

About IAMGOLD Corporation

IAMGOLD Corporation is an established mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited in early 2006, IAMGOLD’s interests include four operating gold mines in West Africa (Mali and Ghana), one operating gold mine in Botswana and a royalty portfolio. Its advanced exploration projects include the Quimsacocha project in Ecuador, and the Buckreef project in Tanzania. IAMGOLD’s securities trade on the Toronto, New York, Australian and Botswana stock exchanges.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCN Matthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.